SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)*

Laredo Petroleum, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

516806106

(CUSIP Number)

Robert B. Knauss, Esq.

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

Copies to:

Willkie Farr & Gallagher, LLP

787 Seventh Avenue

New York, New York 10019

Attn: Manuel A. Miranda, Esq.

(212) 728-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 516806106

1.	Name of Reporting Person Warburg Pincus Private Equity IX, L.P. I.R.S. Identification Nos. of above persons (entities only) 20-2975990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%(1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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CUSIP No. 516806106

1.	Name of Reporting Person Warburg Pincus IX GP L.P. I.R.S. Identification Nos. of above persons (entities only) 20-2975945

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%(1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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CUSIP No. 516806106

1.	Name of Reporting Person WPP GP LLC I.R.S. Identification Nos. of above persons (entities only) 47-2029791

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,187,737

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,187,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) OO

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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CUSIP No. 516806106

1.	Name of Reporting Person Warburg Pincus Partners, L.P. I.R.S. Identification Nos. of above persons (entities only) 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,187,737

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,187,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) PN

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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CUSIP No. 516806106

1.	Name of Reporting Person Warburg Pincus Partners GP LLC I.R.S. Identification Nos. of above persons (entities only) 47-1971658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,187,737

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,187,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person (See Instructions) OO

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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CUSIP No. 516806106

1.	Name of Reporting Person Warburg Pincus & Co. I.R.S. Identification Nos. of above persons (entities only) 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,187,737

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,187,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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CUSIP No. 516806106

1.	Name of Reporting Person Warburg Pincus X, L.P. I.R.S. Identification Nos. of above persons (entities only) 26-0403670

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,187,737

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,187,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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CUSIP No. 516806106

1.	Name of Reporting Person Warburg Pincus X GP L.P. I.R.S. Identification Nos. of above persons (entities only) 26-0403605

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,187,737

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,187,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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CUSIP No. 516806106

1.	Name of Reporting Person Warburg Pincus X Partners, L.P. I.R.S. Identification Nos. of above persons (entities only) 26-0869910

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 37,134

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 37,134

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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CUSIP No. 516806106

1.	Name of Reporting Person Warburg Pincus Private Equity X O&G, L.P. I.R.S. Identification Nos. of above persons (entities only) 26-3605628

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,150,603

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,150,603

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,603
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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CUSIP No. 516806106

1.	Name of Reporting Person Warburg Pincus LLC I.R.S. Identification Nos. of above persons (entities only) 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,187,737

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,187,737

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Based on the quotient obtained by dividing the number of shares beneficially owned by the Reporting Person as set forth in Row 11 by the 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020.

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SCHEDULE 13D

(Amendment No. 6)

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2020 (as amended and supplemented through the date of this Amendment, the “Schedule 13D”) and is being filed jointly on behalf of: (i) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP Private Equity IX”), (ii) Warburg Pincus IX GP L.P., a Delaware limited partnership (“WP IX GP”), (iii) Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G”), (iv) Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners”), (v) Warburg Pincus X, L.P., a Delaware limited partnership (“WP X”), (vi) Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”), (vii) WPP GP LLC, a Delaware limited liability company, (viii) Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), (ix) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), (x) Warburg Pincus & Co., a New York general partnership (“WP&Co”), and (xi) Warburg Pincus LLC, a New York limited liability company (“WP LLC”). This Amendment relates to shares of common stock, par value $0.01 per share, of Laredo Petroleum, Inc. (the “Shares”). The name of the issuer is Laredo Petroleum, Inc., a Delaware corporation (f/k/a Laredo Petroleum Holdings, Inc.) (the “Issuer”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D. Except as specifically amended by this Amendment, the Schedule 13D is unchanged.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing it in its entirety with the following:

The Warburg Pincus Reporting Persons listed below have the following beneficial ownership of Shares (percentages are based on 12,003,806 shares of common stock outstanding as of November 2, 2020, as reported on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 5, 2020):

(i) WP X O&G has shared dispositive and voting power over 1,150,603 Shares, representing 9.6% of the outstanding Shares of the Issuer.

(ii) WP X Partners has shared dispositive and voting power over 37,134 Shares, representing less than 1% of the outstanding Shares of the Issuer.

(iii) WP X, by virtue of its status as the general partner of WP X O&G and WP X Partners, has shared dispositive and voting power over 1,187,737 Shares, representing 9.9% of the outstanding Shares of the Issuer.

(iv) WP X GP, by virtue of its status as the general partner of WP X, has shared dispositive and voting power over 1,187,737 Shares, representing 9.9% of the outstanding Shares of the Issuer.

(v) WPP GP LLC, by virtue of its status as the general partner of WP IX GP and WP X GP, has shared dispositive and voting power over 1,187,737 Shares, representing 9.9% of the outstanding Shares of the Issuer.

(vi) WP Partners, by virtue of its status as the managing member of WPP GP LLC, has shared dispositive and voting power over 1,187,737 Shares, representing 9.9% of the outstanding Shares of the Issuer.

(vii) WP Partners GP, by virtue of its status as the general partner of WP Partners, has shared dispositive and voting power over 1,187,737 Shares, representing 9.9% of the outstanding Shares of the Issuer.

(viii) WP&Co, by virtue of its status as the managing member of WP Partners GP, has shared dispositive and voting power over 1,187,737 Shares, representing 9.9% of the outstanding Shares of the Issuer.

(ix) WP LLC, by virtue of its status as manager of WP Private Equity IX, WP X O&G, and WP X Partners, has shared dispositive and voting power over 1,187,737 Shares, representing 9.9% of the outstanding Shares of the Issuer.

(x) WP Private Equity IX has shared dispositive and voting power over 0 Shares of the Issuer, representing 0% of the outstanding Shares of the Issuer.

(xi) WP IX GP, by virtue of its status as the general partner of WP Private Equity IX, has shared dispositive and voting power over 0 Shares, representing 0% of the outstanding Shares of the Issuer.

Each of the Warburg Pincus Reporting Persons listed in this Item 5(i) through 5(xi) could be deemed to have beneficial ownership of all of the shares reported in this Schedule 13D; nevertheless, each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of shares in excess of that reported in this Item 5. Investment and voting decisions with respect to the Shares held by the Warburg Pincus Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares held by the Reporting Persons.  As of November 19, 2020, as a result of the sale of Shares of the Issuer by WP Private Equity IX, the ownership of WP Private Equity IX and WP IX GP each ceased to constitute beneficial ownership of any of the Shares. The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for WP Private Equity IX and WP IX GP.

Information with respect to each of the Warburg Pincus Reporting Persons is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by another Warburg Pincus Reporting Person.

On November 18, 2020, WP Private Equity IX sold 305,753 Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $11.9013 per Share. Such Shares were sold in multiple transactions at prices ranging from $11.12 to $12.295. Each of the Warburg Pincus Reporting Persons undertakes to provide, upon request, full information regarding the number of Shares sold at each separate price within such range.

On November 19, 2020, WP Private Equity IX sold 180,000 Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $11.5327 per Share. Such Shares were sold in multiple transactions at prices ranging from $10.39 to $11.43. Each of the Warburg Pincus Reporting Persons undertakes to provide, upon request, full information regarding the number of Shares sold at each separate price within such range.

On November 20, 2020, WP X O&G sold 187,192 Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $10.8905 per Share. Such Shares were sold in multiple transactions at prices ranging from $10.61 to $11.25. Each of the Warburg Pincus Reporting Persons undertakes to provide, upon request, full information regarding the number of Shares sold at each separate price within such range.

On November 20, 2020, WP X Partners sold 5,989 Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $10.8905 per Share. Such Shares were sold in multiple transactions at prices ranging from $10.61 to $11.25. Each of the Warburg Pincus Reporting Persons undertakes to provide, upon request, full information regarding the number of Shares sold at each separate price within such range.

On November 23, 2020, WP X O&G sold 670,387 Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $11.2481 per Share. Such Shares were sold in multiple transactions at prices ranging from $10.80 to $11.69. Each of the Warburg Pincus Reporting Persons undertakes to provide, upon request, full information regarding the number of Shares sold at each separate price within such range.

On November 23, 2020, WP X Partners sold 21,447 Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $11.2481 per Share. Such Shares were sold in multiple transactions at prices ranging from $10.80 to $11.69. Each of the Warburg Pincus Reporting Persons undertakes to provide, upon request, full information regarding the number of Shares sold at each separate price within such range.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2020

WARBURG PINCUS PRIVATE EQUITY IX, L.P.
By: Warburg Pincus IX GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS IX GP L.P.
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

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Dated: November 24, 2020

WPP GP LLC
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS, L.P.
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PARTNERS GP LLC
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS & CO.
	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

15

Dated: November 24, 2020

WARBURG PINCUS X, L.P.
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS X GP L.P.
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

16

Dated: November 24, 2020

WARBURG PINCUS X PARTNERS, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

17

Dated: November 24, 2020

WARBURG PINCUS LLC

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Managing Director

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